825173

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02026424

REGISTRANT'S NAME African Metals Corp.

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

PROCESSED
APR 11 2002
THOMSON FINANCIAL

**NEW ADDRESS ______________________

FILE NO. 82- 1856 FISCAL YEAR 5-31-01

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 1-18-02

82-1856

ARAS
5-31-01

African Metals Corporation

2001 ANNUAL REPORT

02 JAN -3 AM 8:07

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, BC, CANADA V6C 2B3
Telephone: (604) 684-4100 Facsimile: (604) 684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Annual Report to Shareholders For the Year Ended May 31, 2001

(BC Form 51-901F, Schedule C: Management Discussion and Analysis)

Dear Shareholder:

Introduction

The Fiscal Year 2001, which ended May 31, 2001, was a very quiet year for African Metals Corporation. Ashanti Goldfields completed a program of soil sampling and geological mapping on the western part of the Nkroful property in Ghana, West Africa and subsequently dropped its option on the property.

During the year, Company management decided to become more active in Mali and terminate its operations in Ghana. Subsequent to year-end, the Company completed an agreement to dispose of its Ghanaian assets, subsequent to the approval of the CDNX, and acquired the Lenguekoto concession in Mali.

A total of $107,850 was raised through the sale of securities and the exercise of options and warrants.

Nkroful Property

Ashanti completed soil sampling, trenching and geological mapping on the western part of the Nkroful property as well as assessing the potential of the other gold occurrences on the property. The results were not good, and Ashanti promptly dropped its option. Ashanti also dropped its option on the Ebi/Teleku/Bokozo (ETB) property to the north. This ended African Metals' 10% interest (carried to the completion of a bankable feasibility study) on the ETB property since it had been a condition of Ashanti's option on that property.

Subsequent to its year-end, the Company sold its interest in its Ghanaian assets, including the Nkroful property and some milling equipment, to the original owners, for the return of 1.5 million shares in the Company's stock. Under the original agreement, the Company issued a total of 5.0 million shares to acquire the assets before a one for two consolidation of the Company's stock. It is the opinion of management that the potential for a profitably mineable gold discovery on the properties has been greatly reduced, and that the Company's money can be better spent on the new properties that have been recently acquired.

Faraba and Faraba Nord Concessions

No work was performed on these concessions, located in Mali, in the Fiscal Year 2001. The Convention d'Etablissement permit has been recently issued on the Faraba concession, so work can begin.

The initial program will consist of digging exploratory pits around gold soil anomalies, which occur around a granitic intrusive and along a fault.

Lenguekoto Concession

African Metals recently acquired an option on the 10 sq km Lenguekoto concession, located 9 km southeast of Kenieba in western Mali. To acquire a 95% interest in the concession, the Company must pay $110,000 over a period of four years. There is a 1% royalty on any production from the concession.

Gold mineralization on the concession is associated with granitic intrusives. One area of orpaillage, or pits dug by hand miners for the recovery of gold, measures 200 by 350 metres. The Company intends to start a program of soil sampling and geological mapping either late autumn or early winter.

Financial and Corporate Information

An amount of $56,500 was raised through the exercise of 57,500 options at $0.20 and 300,000 warrants at $0.15, and $51,350 was raised through the sale of marketable securities for a total of $107,850. In addition, a shares-for-debt transaction was completed whereby $26,172 of debt was settled with the issuance of 79,310 shares of the Company's stock at $0.33 per share. The Nkroful property was written down from $1,242,283 to $300,000. Subsequently, 310,000, five-year options were set at $0.25.

During the Fiscal year, Louis P. Salley resigned as a Director and Michael F. Bolton joined the Board of Directors.

Investor Relations

Investor relations is conducted by Company personnel and through the dissemination of news releases. Information can be viewed by shareholders on our website at *www.africanmetals.com*.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"

Willis W. Osborne
President

AFRICAN METALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2001

(MAY 31, 2000)

AFRICAN METALS CORPORATION

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2001

(MAY 31, 2000)

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff C.G.A.*
Keon J. Kwan B.A., C.G.A.*, C.F.P.
Deborah E. Graystone B.Sc., C.G.A.*, T.E.P.
Jindra Casperson C.G.A.*

AUDITORS' REPORT

To the Shareholders of
African Metals Corporation

We have audited the consolidated balance sheets of African Metals Corporation as at May 31, 2001 and May 31, 2000, the consolidated statements of operations and deficit, the consolidated statements of cash flows, and the consolidated schedules of deferred exploration and development costs for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2001 and May 31, 2000, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Jones, Richards & Company
CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
October 2, 2001

900 - 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

AFRICAN METALS CORPORATION
CONSOLIDATED BALANCE SHEET
MAY 31, 2001
(With comparative audited consolidated figures for May 31, 2000)

	2001	2000 (Note 12)
ASSETS		
Current Assets		
Cash and short-term deposits	$ 4,996	$ 22,271
Marketable securities (Notes 3 and 4)	52,926	91,176
Accounts receivable	1,805	5,143
	59,727	118,590
Capital Assets (Notes 3 and 5)	326,053	380,253
Mineral Properties, including deferred costs (Notes 3 and 6)	332,733	1,270,605
Incorporation Costs	648	648
	$ 719,161	$ 1,770,096
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 36,954	$ 88,216
SHAREHOLDERS' EQUITY		
Share Capital (Note 7)	9,305,450	9,222,778
Share Subscription Advance	2,500	-
Deficit	(8,625,743)	(7,540,898)
	682,207	1,681,880
	$ 719,161	$ 1,770,096

Approved on Behalf of the Board:

"Willis W. Osborne"
Director

"Michael F. Bolton"
Director

AFRICAN METALS CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED MAY 31, 2001
(With comparative audited consolidated figures for May 31, 2000)

	2001	2000 (Notes 11 and 12)
ADMINISTRATION COSTS:		
Advertising	$ 732	$ 868
Bank charges	1,339	664
Commissions	1,618	349
Consulting fees	2,632	-
Management fees	27,000	30,153
Office and rent	35,989	63,969
Professional fees	16,573	24,842
Stock exchange filing fees	5,115	13,057
Telephone	2,273	7,397
Transfer agent	3,080	6,143
Travel and promotion	6,215	3,731
	102,566	151,173
Expense recovery	(114)	(10,082)
LOSS BEFORE OTHER ITEMS	102,452	141,091
OTHER ITEMS:		
Exploration costs recovered (Note 6e)	(7,500)	(85,000)
Gain on disposal of marketable securities	(14,600)	(5,450)
Interest income	(435)	(560)
Gain on conversion of foreign currencies	(557)	(167)
Loss on disposal of capital assets	-	120,490
Loss on write-down of marketable securities	9,000	4,452
Loss on write-down and write-off of mineral properties	996,485	372,000
Property examination costs	-	1,628
	982,393	407,393
NET LOSS FOR THE YEAR	1,084,845	548,484
DEFICIT, BEGINNING OF YEAR, previously stated	7,595,098	6,992,414
PRIOR PERIOD ADJUSTMENT (Note 12)	(54,200)	-
DEFICIT, BEGINNING OF YEAR, restated	7,540,898	6,992,414
DEFICIT, END OF YEAR	$ 8,625,743	$ 7,540,898
Loss per share: based on the weighted average number of shares outstanding during the year	$ (0.09)	$ (0.04)

The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2001
(With comparative audited consolidated figures for May 31, 2000)

	2001	2000 (Note 12)
OPERATING ACTIVITIES:		
Net loss for the year	$ (1,084,845)	$ (548,484)
Adjustments:		
Exploration costs recovered	(7,500)	(85,000)
Gain on conversion of foreign currencies	(557)	(167)
Gain on disposal of marketable securities	(14,600)	(5,450)
Loss on write-down of marketable securities	9,000	4,452
Loss on write-down and write-off of mineral properties	996,485	372,000
Loss on disposal of capital assets	-	120,490
	(102,017)	(142,159)
Changes in non-cash working capital items:		
Accounts receivable	3,338	(1,104)
Prepaid expenses	-	9,358
Supplies	-	1,600
Accounts payable and accrued liabilities	(25,091)	(14,587)
	(123,770)	(144,684)
FINANCING ACTIVITIES:		
Issue of share capital for cash	56,500	150,000
Share subscription advance	2,500	-
	59,000	150,000
INVESTING ACTIVITIES:		
Proceeds on disposal of capital assets	-	900
Proceeds on disposal of marketable securities	51,350	27,450
Acquisition costs of mineral properties	(4,412)	-
Deferred exploration and development costs, net of amortization	-	(28,316)
	46,938	34
Gain on conversion of foreign currencies	557	167
INCREASE (DECREASE) IN CASH	(17,275)	3,309
CASH AND SHORT-TERM DEPOSITS, BEGINNING OF YEAR	22,271	18,962
CASH AND SHORT-TERM DEPOSITS, END OF YEAR	$ 4,996	$ 22,271

The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE YEAR ENDED MAY 31, 2001
(With comparative audited consolidated figures for May 31, 2000)

	Mineral Properties					
	Nkroful Properties	Mali Properties	2001 Total	Nkroful Properties (Note 12)	Mali Properties	2000 Total (Note 12)
EXPLORATION AND DEVELOPMENT COSTS:						
Amortization	$ 54,200	$ -	$ 54,200	$ 54,200	$ -	$ 54,200
Assays	-	-	-	-	211	211
Consulting	-	-	-	-	28,105	28,105
TOTAL COSTS INCURRED DURING THE YEAR	54,200	-	54,200	54,200	28,316	82,516
BALANCE OF COSTS AT BEGINNING OF YEAR	276,322	28,316	304,638	222,122	-	222,122
Write-down of capitalized costs	(330,522)	-	(330,522)	-	-	-
BALANCE OF COSTS AT END OF YEAR	$ -	$ 28,316	$ 28,316	$ 276,322	$ 28,316	$ 304,638

The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2001
(MAY 31, 2000)

1. CONTINUED OPERATIONS

a. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that African Metals Corporation (the "Company") will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital. The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, complete sufficient public equity financing, or generate profitable operations in the future. The Company had the following deficits and working capital as at the following dates:

Date	Deficit	Working Capital
May 31, 2001	$ 8,625,743	$ 22,773
May 31, 2000	$ 7,540,898	$ 30,374

Also, the rights to explore for and mine minerals in Ghana and Mali are granted under a succession of permits which purport to give the holder the right to renewal and a succeeding permit, however, there is considerable discretion left to the relevant government authority and such authority may refuse to renew a permit or grant a succeeding permit to a holder of a permit and the holder may be without remedy. The permits which the Company has an interest in state expressly that they do not constitute a right of acquisition to the holder and consequently the Company presently has no title to these properties. However, the Company accounts for these properties on the basis that the title will be obtained.

b. By a Shareholder's Special Resolution dated November 25, 1999, the Company changed its name from Shiega Resources Corporation to African Metals Corporation.

2. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company's subsidiaries as follows:

Company	Incorporated in	Percentage of Ownership
Nkroful Mining Limited	Ghana	85%
Union Mining Limited	Ireland	100%

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are written-off to deficit.

b. Joint Ventures

The Company used the proportionate consolidation method to account for its interest in the Baroya Property and Yatia Nord Exploration Permit. Under this method of accounting, these consolidated financial statements included the Company's pro-rata share of the assets, liabilities and expenses of the joint ventures.

c. Values

The amounts shown for the mineral properties and deferred costs, represent costs to date and are not intended to reflect present or future values.

d. Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company, and accordingly, are accounted for on a cash basis.

e. Conversion of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method as follows:

i. Monetary items at the rate of exchange prevailing as at the consolidated balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Deferred exploration, development and administration costs at the period average in which transaction occurred.

AFRICAN METALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2001
(MAY 31, 2000)

f. Marketable Securities

Marketable Securities are valued at the lower of cost or market value. Marketable securities are recorded at cost if their decline in market value is considered temporary.

g. Capital Assets and Amortization

Capital assets are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method at the following annual rate:

Mill	10%

h. Property Examination Costs

Property examination costs represent the current costs of evaluating the potential merit of mineral properties which have been determined by such examination to have no future value. As no continuing interest is acquired in the evaluated mineral properties, all related costs are expensed in the year incurred.

i. Incentive Stock Option Plan

The Company has not adopted a formal incentive stock option plan, but has granted stock options as described in Note 7. No compensation expense is recognized when shares are issued or stock options are granted. Any consideration paid by individuals on exercise of stock options or purchase of shares is credited to share capital.

j. Financial Instruments

The Company's financial instruments consist of cash, marketable securities, accounts receivable and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

k. Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

4. MARKETABLE SECURITIES

	2001	2000
Great Quest Metals Ltd. – 236,250 (2000 – 186,250) shares (market value - $51,975; 2000 - $48,425)	$ 32,438	$ 24,938
La Plata Gold Corporation – 4,047 (2000 - 4,047) shares (market value - $5,059; 2000 - $3,238)	3,238	3,238
Ressources Robex Inc. – 75,000 (2000 – 180,000) shares (market value -$17,250; 2000 - $99,000)	17,250	63,000
	$ 52,926	$ 91,176

5. CAPITAL ASSETS

	Cost	Accumulated Amortization	2001 Net Book Value	2000 Net Book Value
Mill	$ 542,853	$ 216,800	$ 326,053	$ 380,253

6. MINERAL PROPERTIES

	2001			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down Of Capitalized Costs	Total
a. Union Properties, Ghana	$ -	$ -	$ -	$ -
b. Nkroful Properties, Ghana	965,961	330,522	(996,483)	300,000
c. Mali	4,417	28,316	(2)	32,731
d. Argentina	1	-	-	1
e. Alaska	1	-	-	1
	$ 970,380	$ 358,838	$ (996,485)	$ 332,733

6. MINERAL PROPERTIES (CONT'D)

	2000 (Note 12)			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down Of Capitalized Costs	Total
a. Union Properties, Ghana	$ 372,000	$ -	$ (372,000)	$ -
b. Nkroful Properties, Ghana	965,961	276,322	-	1,242,283
c. Mali	4	28,316	-	28,320
d. Argentina	1	-	-	1
e. Alaska	1	-	-	1
	$ 1,337,967	$ 304,638	$ (372,000)	$ 1,270,605

a. Union Properties, Ghana

The Company has acquired a 100% interest in two (2) reconnaissance licences to an area of approximately 500 square kilometres located in Northern Ghana.

During the year ended May 31, 2000 the management of the Company resolved to discontinue this property, and accordingly, the remaining capitalized costs were written-off to deficit.

b. Nkroful Properties

The Company has acquired an 85% interest in two (2) mining leases and a prospecting licence in Southwestern Ghana.

The prospecting license was subject to a Joint-Venture Agreement with SAMAX Exploration Ltd. ("SAMAX"), dated July 11, 1995 and subsequently amended July 3, 1998, whereby SAMAX would have earned a 65% equity interest in the joint venture on delivery of a bankable feasibility study. Until such time, SAMAX undertook to fund 100% of the exploration costs.

6. MINERAL PROPERTIES (CONT'D)

Also, if either of the Company or SAMAX acquired an existing licence in an area within five (5) kilometres of the boundaries of the above prospecting licence, this new license would have been included in the joint venture. On June 30, 1998, SAMAX entered into an Agreement to acquire a 75% interest in a prospecting license in the Ebi/Teleku-Bakazo area of Ghana which is contiguous to the above prospecting licence. Accordingly, the Company and SAMAX agreed that the Company would have a 10% carried interest in this new prospecting licence.

In consideration for entering into the amended July 3, 1998 Agreement with SAMAX, the Company received US$30,000 on signing of the amended Agreement and would have received US$30,000 on the date a decision to proceed with a bankable feasibility study was received.

During the year ended May 31, 2001, Ashanti Goldfields acquired SAMAX and assumed SAMAX's rights and obligations in the Agreement. However, it then decided to withdraw from the Agreement and at the same time Ashanti Goldfields dropped its option on the Ebi/Teleku-Bakazo concessions and accordingly the 10% carried interest expired.

Subsequent to the year end, the Company entered into an Agreement whereby it will return all of the assets acquired in the 1997 Union-Nkroful acquisition to the previous owners for 1.5 million shares of the Company's stock (Note 9d). As the result of this Agreement the management of the Company resolved to write-down the value of the prospect to its estimated recoverable amount.

c. Mali, West Africa

		2001			
		Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
i.	Faraba Nord Concession	$ 2,207	$ 19,723	$ -	$ 21,930
ii.	Faraba Concession	2,206	8,593	-	10,799
iii.	Baroya Property	1	-	-	1
iv.	Filimana Project Permit	1	-	-	1
v.	Metedia S.W. Permit	1	-	(1)	-
vi.	Yatia Nord Permit	1	-	(1)	-
		$ 4,417	$ 28,316	$ (2)	$ 32,731

6. MINERAL PROPERTIES (CONT'D)

		2000			
		Acquisition Costs	Deferred Exploration and Development Costs	Write-down Of Capitalized Costs	Total
i.	Faraba Nord Concession	$ -	$ 19,723	$ -	$ 19,723
ii.	Faraba Concession	-	8,593	-	8,593
iii.	Baroya Property	1	-	-	1
iv.	Filimana Project Permit	1	-	-	1
v.	Metedia S.W. Permit	1	-	-	1
vi.	Yatia Nord Permit	1	-	-	1
		$ 4	$ 28,316	$ -	$ 28,320

i. Faraba Nord Concession

By a Provisional Contract dated November 26, 1999, the Company may acquire a 95% interest in a mineral concession located in Mali, for consideration of $109,200 cash (of which $2,207 has been paid to date).

The property is subject to a 1% production royalty. The Company's 95% interest is subject to a pro-rata reduction based on the percentage of the project taken by the Government of Mali, if and when a production Company is formed to develop deposits.

ii. Faraba Concession

By a Provisional Contract dated December 3, 1999, the Company may acquire a 95% interest in a mineral concession, known as the Faraba concession, located in Mali, for consideration of $109,200 cash (of which $2,206 has been paid to date).

The property is subject to a 1% production royalty. The Company's 95% interest is subject to a pro-rata reduction based on the percentage of the project taken by the Government of Mali, if and when a production Company is formed to develop deposits.

6. MINERAL PROPERTIES (CONT'D)

iii. Baroya Property

By a Letter Agreement dated May 24, 1996, the Company acquired the right to purchase a 65% interest in a preliminary exploration permit for an area located in the Kenieba Valley, Mali, for consideration of $275,000 cash (of which $200,000 was paid) and 250,000 shares of the Company's capital stock (of which 50,000 shares were issued at a price of $0.76 per share and 50,000 shares were issued at a price of $0.49 per share).

The property was subject to a 3% net smelter royalty on production of precious metals from the property.

The Company entered into a Joint Venture Agreement on January 20, 1997 with a corporation that held a 25% interest in this property. The joint venture partners had a 90% interest in the property but paid 100% of all expenditures.

The Company was the operator of this joint venture and, as such, was entitled to certain cost recoveries on the basis of 10% of exploration costs, not more than 5% of all costs in regards to mine development and construction and not more than 5% of all costs once commercial production began. During the year ended May 31, 1998, cost recoveries of $6,238 were charged by the Company and recorded as a reduction of deferred exploration and development costs.

During the year ended May 31, 1998, the management of the Company resolved to write-down the capitalized costs related to the property to a nominal value of $1.

By a Letter Agreement dated December 29, 1998, the Company agreed to transfer to the Joint Venture partner a 100% of its interest in this property for a consideration of 200,000 shares of the Joint Venture partner's capital stock. The shares were transferred on February 23, 2000. The value of the shares on the date of the transfer amounted to $70,000 or $0.35 per share. The Company retains a 1% net smelter returns royalty which can be purchased for $500,000.

Subsequent to February 23, 2000, the Joint Venture partner abandoned this property.

6. MINERAL PROPERTIES (CONT'D)

iv. Filimana Project Permit

On October 31, 1996, the Company entered into two (2) Agreements to acquire a 95% interest in two (2) Applications for Authorizations covering approximately 450 square kilometres in the Filimana district of Mali. These Agreements have been replaced by a Letter of Agreement dated January 29, 1997. The Company's consideration for its interest is $1,498,086 (of which $94,221 was paid).

During the year ended May 31, 1998, the management of the Company resolved to write-down the capitalized costs related to this property to a nominal value of $1.

By an Agreement dated July 8, 1998, the Company optioned its interest in these Agreements to Great Quest Metals Ltd. (formerly Westpine Metals Ltd.) ("Great Quest") of Vancouver, British Columbia for a consideration of $5,000 cash (received) and 200,000 shares of Great Quest's capital stock to be issued in four equal tranches of 50,000 shares each over four and one-half years.

The above Agreement was superceded by a Letter Agreement dated April 21, 1999, whereby the Company agreed to option its interest in one (1) of the Applications for Authorization to Great Quest for a consideration of 100,000 shares of Great Quest's capital stock and 1.5% net smelter returns royalty (to a maximum of $1,000,000). The shares were transferred on October 27, 1999. The value of the shares on the date of the transfer amounted to $15,000 or $0.15 per share.

If Great Quest is successful in obtaining a mining permit for the other Application of Authorization, Great Quest has agreed to issue an additional 100,000 shares of its capital stock and grant the Company a 1.5% net smelter returns royalty (to a maximum of $1,000,000).

v. Metedia S.W. Permit

By an Agreement dated November 1, 1996, the Company acquired the right to earn up to a 90% interest in a preliminary exploration permit for an area located in the Kenieba Valley, Mali, for consideration of $176,872 cash (of which $8,872 was paid). The property was subject to a 2% production royalty, and 5% of the equity in the production Company, if and when formed to develop the deposit. The royalty could have been purchased at any time for $1,000,000 U.S.

6. MINERAL PROPERTIES (CONT'D)

During the year ended May 31, 1998, the management of the Company resolved to write-down the capitalized costs related to this permit to a nominal value of $1.

During the current year the management of the Company resolved to abandon this property, and accordingly, the remaining capitalized costs have been written-off to deficit.

vi. Yatia Nord Exploration Permit

By an Agreement dated September 27, 1996, the Company acquired the right to earn a 67.5% interest in a preliminary exploration permit for an area located in the Kenieba Valley, Mali, for consideration of $61,700 cash (of which $20,100 was paid).

During the year ended May 31, 1998, the management of the Company resolved to write-down the capitalized costs related to this permit to a nominal value of $1.

During the current year the management of the Company resolved to abandon this property, and accordingly, the remaining capitalized costs have been written-off to deficit.

d. **Argentina - Valle Ancho Property**

The Company retains a 0.75% net smelter return royalty on a mining concession located in the Province of Catamarca, Argentina which is recorded at a nominal value of $1.

e. **Alaska - Gold Dust Property**

By a Mining Lease and Agreement dated May 5, 1993 (as amended by an Agreement dated November 16, 1995), the Company purchased a 100% interest in one hundred and thirty-nine (139) mineral claims located in the Fairbanks Mining District, Alaska for consideration of $193,465 (US$141,723) (paid) and a commitment to issue 200,000 shares of the Company's capital stock (of which 125,000 shares were issued at a value of $0.40 per share).

A finder's fees of 25,000 shares of the Company's capital stock were issued at a value of $0.40 per share with regards to this Agreement.

During the year ended May 31, 1998, the management of the Company resolved to write-down the value of the mineral property to a nominal value of $1.

6. MINERAL PROPERTIES (CONT'D)

By a Letter of Intent dated June 18, 1998 (confirmed by an Agreement dated July 30, 1998), the Company optioned a 100% interest in this property to Great Quest Metals Ltd. (formerly Westpine Metals Ltd.) ("Great Quest") of Vancouver, B.C. for a consideration of 200,000 shares of Great Quest's share capital to be issued over a period ending December 17, 2002.

During the year ended May 31, 2000, 50,000 shares were received by the Company at a price of $0.20 per share.

During the year ended May 31, 2001, an additional 50,000 shares were received by the Company at a price of $0.15 per share.

The Company retains a 2% net smelter return royalty to a maximum of US$2,000,000 on this property.

7. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	2001		2000 (Post-Consolidation)	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance beginning of year	11,650,310	$ 9,222,778	10,650,310	$ 9,072,778
Shares issued for cash	357,500	56,500	1,000,000	150,000
Shares issued for debt	79,310	26,172	-	-
Balance end of year	12,087,120	$ 9,305,450	11,650,310	$ 9,222,778

Transactions for the Issue of Share Capital
During the Year Ended May 31, 2001:

a. The Company issued 79,130 shares of its capital stock at a price of $0.33 per share to settle debts totalling $26,172.

b. The Company issued 300,000 shares at a price of $0.15 per share for the exercise of share purchase warrants for consideration of $45,000.

7. SHARE CAPITAL (CONT'D)

c. The Company issued 57,500 shares at a price of $0.20 per share for the exercise of stock options for total consideration of $11,500.

During the Year Ended May 31, 2000:

a. By a Shareholders Special Resolution dated November 25, 1999, the Company consolidated its issued and outstanding common shares on a basis of one (1) new share for each of two (2) shares previously issued.

b. The Company issued 1,000,000 post-consolidation units for a Private Placement financing at a price of $0.15 per unit for a total consideration of $150,000. Each unit consisted of one (1) common share and one (1) share purchase warrant exercisable to acquire an additional common share at a price of $0.15 per share on or before November 19, 2000 or at a price of $0.20 per share on or before November 19, 2001.

Stock Options:

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

A summary of the status of the Company's stock options outstanding as of May 31, 2001 and 2000 and changes during the years then ended is as follows:

	2001		2000 (Post- Consolidation)	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	905,000	$ 0.20	965,000	$ 0.45
Granted	-	-	702,500	0.20
Exercised	(57,500)	(0.20)	-	-
Forfeited/cancelled	(5,000)	(0.20)	(762,500)	(0.34)
Options outstanding, end of year	842,500	$ 0.20	905,000	$ 0.20

7. SHARE CAPITAL (CONT'D)

The Company has outstanding stock options totalling 842,500 shares, exercisable as follows:

Shares	Exercise Price	Expiry Date
5,000	$0.20	June 5, 2001
72,500	$0.20	October 16, 2002
125,000	$0.20	August 6, 2003
640,000	$0.20	January 26, 2005
842,500		

Warrants

As at May 31, 2001, the Company has outstanding share purchase warrants to acquire 700,000 shares of the Company's capital stock at a price of $0.20 per share on or before November 19, 2001.

8. RELATED PARTY TRANSACTIONS

a. Management fees and exploration costs totalling $27,000 (2000 - $30,000) were paid to current and former Directors of the Company or corporations controlled by them. As at May 31, 2001, an amount totalling $Nil (2000 - $25,379) remains as an accounts payable.

b. Included in accounts payable is $5,937 (2000 - $2,053) due to Great Quest Metals Ltd., a corporation related by virtue of common directors. The amount is non-interest bearing and is classified as a current liability as management has determined that the loan will be repaid within the next twelve months.

c. Included in accounts receivable is $632 (2000 - $172) due from Great Quest Metals Ltd., a corporation related by virtue of common directors. The amount is non-interest bearing and is classified as a current asset as management has determined that the loan will be repaid within the next twelve months.

d. Legal fees totalling $3,298 (2000 - $3,531) were incurred with a former Director of the Company. As at May 31, 2001, an amount totalling $2,060 (2000 - $3,763) remains as an account payable.

8. RELATED PARTY TRANSACTIONS (CONT'D)

e. The Company had the following Agreements with Great Quest Metals Ltd.:

Note	Agreement Date	Property
6c(iv)	July 8, 1998	Mali – Filimana Project Permit
6e	June 18, 1998	Alaska – Gold Dust Property

The above transactions have been in the normal course of operation and in management's opinion undertaken with the same terms and conditions as transactions with unrelated parties.

9. SUBSEQUENT EVENTS

a. The Company issued 157,500 shares at a price of $0.20 per share for the exercise of stock options for a total consideration of $31,500.

b. The Company granted stock options totalling 310,000 shares exercisable at a price of $0.25 per share on or before July 13, 2006.

c. The Company entered into an option agreement on the Lenguekoto concession, located in Mali. Under the agreement, the Company may acquire a 95% interest in the concession for consideration of approximately $110,000 over a period of four (4) or more years. Any production is subject to a 1% net smelter royalty.

d. The Company entered into an agreement whereby it will return all of the assets acquired in the 1997 Union-Nkroful acquisition to the previous owners (of which, one (1) is a current Director of the Company) for 1.5 million shares of the Company's stock which were previously issued to acquire the subsidiaries. During the current year, Union Mining Ltd. had a net loss of $Nil (2000 - $71,614) and Nkroful Mining Ltd. had a net loss of $1,017,532(2000- $61,000). The net book value of the assets of Union Mining Ltd. amounted to $Nil (2000 - $Nil) and the net book value of the assets of Nkroful Mining Ltd. amounted to $626,053 (2000 - $1,529,015).

10. CORPORATE INCOME TAX

The Company has certain resource related deductions and other losses which are available to be offset against future income. The benefits of these losses and deductions are not reflected in these consolidated financial statements. The realization of these tax benefits in future years will be recorded as an adjustment to the tax provision in the year realized.

11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's consolidated financial statement presentation.

12. PRIOR PERIOD ADJUSTMENT

During the year, it was determined that amortization relating to the Mill (Note 5) located on the Nkroful Properties (Note 6b) was written-off to deficit in the prior year. As a result, there is a decrease in previously reported net loss amounting to $54,200. The net effect of this adjustment is that prior year's deferred exploration and development costs increased by $54,200. The comparative figures have been restated to reflect these changes.

AFRICAN METALS CORPORATION
MAY 31, 2001

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COST:

See the accompanying consolidated financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 8 of the accompanying consolidated financial statements.

The aggregate amount of expenditures made or accrued to parties not-at-arms length from the Company were $30,298 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED/ALLOTTED DURING YEAR ENDED MAY 31, 2001:

Date of Issue	Type of Security	Type of Issue	Number Of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
June 22/00	Common Shares	Debt Settlement	79,310	$0.33	$ 26,172	Debt Settlement	Nil
Oct. 30/00	Common Shares	Exercise of Warrants	300,000	$0.15	$ 45,000	Cash	Nil
Nov. 9/00	Common Shares	Directors Options	20,000	$0.20	$ 4,000	Cash	Nil
Mar. 7/01	Common Shares	Directors Options	12,500	$0.20	$ 2,500	Cash	Nil
Apr. 27/01	Common Shares	Directors Options	25,000	$0.20	$ 5,000	Cash	Nil

B. OPTIONS GRANTED DURING YEAR ENDED MAY 31, 2001:

NIL

AFRICAN METALS CORPORATION
MAY 31, 2001

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MAY 31, 2001:

Authorized share capital – unlimited common shares without par value.

A total of 12,087,120 shares have been issued for a total of $9,305,450.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT MAY 31, 2001:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	5,000	$0.20	June 5, 2001
Stock Options	72,500	$0.20	October 16, 2002
Stock Options	125,000	$0.20	August 6, 2003
Stock Options	640,000	$0.20	January 26, 2005
Warrants	700,000	$0.20	November 19, 2001

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MAY 31, 2001:

Common shares in escrow - NIL

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT OCTOBER 2, 2001:

Willis W. Osborne	President/Director
Franklin Russell	Director
Michael F. Bolton	Director
Jennifer Nestoruk	Secretary

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at October 15, 2001)

Corporate Office:	Suite 515, 475 Howe Street Vancouver, British Columbia, Canada V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854 Website: www.africanmetals.com Email Address: info@africanmetals.com
Directors & Officers:	Mr. Michael F. Bolton, Director Mr. Willis W. Osborne, President & Director Mr. Franklin Russell, Director Ms. Jennifer Nestoruk, Corporate Secretary
Stock Exchange Listing:	Canadian Venture Exchange (CDNX) Trading Symbol "AFR"
Transfer Agent & Registrar:	Computershare Trust Company of Canada 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9
Share Capital:	Authorized: Unlimited Issued: 12,244,620 Options: 890,000 Warrants: 700,000 12g3-2(b) Exemption #82-1856 Standard & Poor's Listed United States Securities & Exchange Commission Form 20-F File No. 0-29588
Legal Counsel	DuMoulin Black 10th Floor, 595 Howe Street Vancouver, British Columbia, Canada V6C 2T5
Registered & Records Office	Anton, Campion, MacDonald, Oyler & Buchan Suite 200 Financial Plaza, 204 Lambert Street Whitehorse, Yukon, Canada Y1A 3T2
Auditor:	Jones Richards & Company Suite 900, 1200 Burrard Street Vancouver, British Columbia, Canada V6Z 2C7

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of African Metals Corporation (the "Corporation") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on November 28, 2001, at the hour of 2:00 P.M., Vancouver time, for the following purposes:

(1) To receive and consider the Report of the Directors and the consolidated financial statements of the Corporation together with the auditor's report thereon for the financial year ended May 31, 2001;

(2) To fix the number of Directors at three (3);

(3) To elect Directors for the ensuing year;

(4) To appoint the auditor for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor; and

(5) To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 12th day of October, 2001.

BY ORDER OF THE BOARD

"Signed"
Willis W. Osborne
President & Director

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

INFORMATION CIRCULAR

(As at October 12th, 2001, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of **African Metals Corporation** (the "Corporation") for use at the Annual General Meeting (the "Meeting") of shareholders of the Corporation to be held on November 28, 2001 and at any adjournments thereof. Unless the context otherwise requires, references to the Corporation include the Corporation and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation or by agents retained for that purpose. **The cost of solicitation will be borne by the Corporation.**

EXERCISE OF VOTE BY PROXY

Common shares of the Corporation represented by properly executed proxies in the accompanying form will be voted or withheld from voting in accordance with the instructions of the member (the "shareholder") (on any ballot that may be called for) and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, shares represented by proxies will be voted accordingly.

If no choice is specified and one of the persons designated in the accompanying form of proxy is appointed the proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholders in the enclosed form of proxy for the Meeting are directors or officers of the Corporation.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. To exercise this right the shareholder must strike out the names of the persons designated in the accompanying form of proxy and insert the desired person's name in the blank space provided or execute a proxy in a form similar to the enclosed form.

Completed forms of proxy must be received at the corporate offices of the Corporation at Suite 515, 475 Howe Street, Vancouver, British Columbia, V6C 2B3, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCABILITY OF PROXY

Any shareholder returning the enclosed form of proxy may revoke the same at any time provided it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares without nominal or par value, of which 12,244,620 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on the record date, October 15, 2001, will be entitled to receive notice of and vote at the Meeting. The Corporation has only one class of shares.

The resolutions to be voted on at the Meeting must be passed by a majority of the votes cast on the resolution.

To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials" to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile. stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with the Company's Registrar and Transfer Agent as provided above; or**

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

ELECTION OF DIRECTORS

The Directors of the Corporation are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.

The number of Directors to be elected at the annual general meeting is to be set at three (3).

NOMINEES FOR DIRECTORS

The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a Director. Each Director will hold office until his term expires or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the Yukon Business Corporations Act.

The following table sets out the names of the nominees for election as Directors, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a Director of the Corporation, and the number of securities of each class of voting securities of the Corporation beneficially owned by each, directly or indirectly, or over which control or direction is exercised by each, as at the date hereof.

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, controlled (2)
Michael F. Bolton (1) West Vancouver, BC Director	President of: Douglas Power Equipment Ltd. (1977 to present)	Since July, 2001	55,503 common shares (3)
Willis W. Osborne (1) Vancouver, BC President and Director	Independent Management and Geological Consultant (1987 to present)	Since May, 1980	304,473 common shares (4)
Franklin Russell (1) Accra, Ghana Director	Managing Director of Valico Ltd. (a manufacturing company of Accra, Ghana) (1985 to present)	Since September, 1997	662,560 common shares (5)

① Member of the audit committee.

② Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at October 12, 2001, based upon information furnished to the Corporation by individual directors. Unless otherwise indicated, such shares are held directly.

③ Of these shares 2,344 are held indirectly in the name of FD Bolton Services Ltd., a private company wholly owned by Michael F. Bolton.

④ Of these shares 232,084 are held indirectly in the name of Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne.

⑤ Of these shares 357,143 are held indirectly in the name of Prospect Settlement Trust, which is beneficially owned in equal amounts by Franklin Russell, Patrick Alan Johns and Gerrit Bouman.

EXECUTIVE COMPENSATION

The following table sets out the compensation received by the Corporation's executive officers (as defined under British Columbia securities laws), including the chief executive officer and the four most highly compensated other executive officers whose individual total compensation for the most recently completed financial year exceeded $40,000, during the Corporation's three most recently completed financial years. At the end of the most recently completed financial year, the Corporation had one executive officer. Disclosure of compensation paid to the Chief Executive Officer of the Corporation (the "Named Executive Officer") is provided herein for the periods indicated.

<u>Summary of Compensation Table</u>

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Willis W. Osborne President & Director	2001 2000 1999	$27,000 $25,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil 240,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

The Corporation may grant, pursuant to the policies of the Canadian Venture Exchange ("CDNX"), stock options to its directors and employees or to employees of a subsidiary or of a company providing management services to the Corporation, in consideration of them providing their services to the Corporation. The number of shares subject to each option is determined by the Corporation's Board of Directors within the guidelines established by such regulatory authority. The options enable such persons to purchase shares of the Corporation at a price fixed pursuant to the rules of such regulatory body.

The option agreements must provide that the option can only be exercised by the optionee and only so long as the optionee shall continue in the capacity as a director or employee of the Corporation or within a period of not more than 30 days after ceasing to be a director or employee or, if the optionee dies, within one year from the date of the optionee's death. The options are exercisable by the optionee giving the Corporation notice and payment of the exercise price for the number of shares to be acquired. The agreements further provide that shareholder approval will be obtained prior to the exercise of options granted to insiders.

The Corporation did not grant any new options to purchase common shares or stock appreciation rights ("SARS") during the most recently completed financial year to the Corporation's Named Executive Officer.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value* Realized	Unexercised Options/SAR's at end of Financial Year (#) Exercisable/Unexercisable	Value* of Unexercised In-the-Money Options/SAR's at end of Financial Year ($) Exercisable/Unexercisable
Swiftcurrent Ventures Ltd. ①	57,500	$(1,725.00)	182,500	$18,250.00

① Swiftcurrent Ventures Ltd. is a private company wholly owned by Willis W. Osborne.

* Value is calculated based on the difference between the market price on the date of exercise and the exercise price.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The Corporation did not grant stock options pursuant to a stock option plan or otherwise to the Named Executive Officer during the Corporation's most recently completed fiscal year.

Other

No other compensation was paid by the Corporation to the Named Executive Officer during the most recently completed financial year, including personal benefits and securities or property paid or distributed other than pursuant to a formal plan, which compensation is not offered on the same terms to all full-time employees.

Contracts with Named Executive Officers

The Corporation has no contract with its Named Executive Officer. The Named Executive Officer is paid consulting fees for services rendered on a month to month basis. The Corporation has no plan or arrangement in respect of payments to be received by any Named Executive Officer to compensate such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The following table sets out the compensation received by the Corporation's directors (as defined under British Columbia securities laws) during the most recently completed financial year.

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensa-tion ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Michael F. Bolton Director	2001 2000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Franklin Russell Director	2001 2000	Nil Nil	Nil Nil	Nil Nil	Nil 62,500	Nil Nil	Nil Nil	Nil Nil

YUKON BUSINESS CORPORATIONS ACT DISCLOSURE

No officers of the Corporation received individual compensation in excess of $40,000 for services in all capacities during the most recently completed financial year except as disclosed herein.

The Corporation does not have a Pension Plan or Retirement Plan.

INDEBTEDNESS TO CORPORATION OF DIRECTÔRS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Corporation or any of its subsidiaries either pursuant to an employee stock purchase program of the Corporation or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Corporation except the following:

Franklin Russell is a major shareholder in Valico Corp., which provides office services and accommodation to the Corporation in Ghana.

MANAGEMENT CONTRACTS

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or senior officers of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTER TO BE ACTED UPON

Except in their capacity as shareholders of the Corporation, no director or senior officer of the Corporation or any proposed nominee of management of the Corporation for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matter to be acted upon at the Meeting.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Jones Richards & Company, of Suite 900, 1200 Burrard Street, Vancouver, British Columbia, as the auditor of the Corporation to hold office for the ensuing year at a remuneration to be fixed by the Directors. Jones Richards was first appointed as Auditor of the Company on November 25, 1999.

PARTICULARS OF MATTERS TO BE ACTED UPON

(a) Other Matters

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Dated this 12th day of October, 2001

BY ORDER OF THE BOARD

"Signed"

Willis W. Osborne
President & Director

African Metals Corporation

PROXY

Annual General Meeting -- November 28, 2001

Type of Meeting:	**ANNUAL GENERAL MEETING**	Meeting Date/Time:	**NOVEMBER 28, 2001, 2:00 PM (Vancouver Time)**
Name of Company:	**AFRICAN METALS CORPORATION**	Meeting Location:	**10th Floor, 595 Howe Street, Vancouver, British Columbia**

The undersigned member of **AFRICAN METALS CORPORATION** (the "Corporation") hereby appoints Willis W. Osborne, President of the Corporation, or, failing this person, Franklin Russell, Director of the Corporation, or in place of the foregoing, ______________________ as proxyholder for and on behalf of the member with the power of substitution to attend, act and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting, or any adjournment thereof:

To be represented at the meeting, this proxy form must be received at the corporate offices of the Corporation by mail or by fax no later than forty-eight ("48") hours, excluding Saturdays and Holidays, prior to the time of the meeting. The mailing address of the Corporation is Suite 515 475 Howe Street, Vancouver, BC, V6C 2B3 and its fax number is 604-684-4100.

Affix Label Here

Name of Proxy Holder:

Address of Proxy Holder:

Number of Securities Represented by Proxy:

The undersigned member hereby revokes any proxy previously given to attend and vote at said meeting.

Please sign here: ______________________

Date: ______________________, 2001

RESOLUTIONS (for complete details see the enclosed notice of meeting & information circular)

		For	**Against**
1.	The Report of the Directors and The Financial Statements:	____	____
2.	To set the number of directors at three (3):	____	____
		For	**Withhold**
3.	To elect the following persons as directors:		
	MICHAEL F. BOLTON	____	____
	WILLIS W. OSBORNE	____	____
	FRANKLIN RUSSELL	____	____
4.	To appoint Jones Richards & Company as auditor and authorize the directors to fix the remuneration paid to the auditor:	____	____
		For	**Against**
5.	To transact such other business as may properly come before the meeting:	____	____

JAN -3 AM 8: 07

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Corporation.**

2. **If someone other than the Member of the Corporation signs this proxy form** on behalf of the named Member of the Corporation, documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. If the proxy form is not dated by the Member, it shall be deemed to be dated the date on which it is mailed.

3. ***(i) If a registered Member wishes to attend the Meeting to vote on the resolutions in person,*** please register your attendance with the Corporation's scrutineers at the Meeting.

   (ii) If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person, cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. ***If a Member cannot attend the Meeting but wishes to vote on the resolutions***, the Member can ***appoint another person***, who need not be a Member of the Corporation, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the Member's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.

5. ***If the Member cannot attend the Meeting but wishes to vote on the resolutions*** and to ***appoint one of the management appointees*** named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.

7. If a registered Member has returned the proxy form, the Member may still attend the Meeting and vote in person should the Member later decide to do so. To attend, and vote at the Meeting, the Member must record his/her attendance with the Corporation's scrutineers at the Meeting and revoke the proxy form in writing.

African Metals Corporation

(the "Corporation")

Supplemental Mailing List

RETURN CARD

AFRICAN METALS CORPORATION

Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3

National Policy Statement No. 41/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer's **SUPPLEMENTAL MAILING LIST** in order to receive interim financial statements of the Corporation. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to the Corporation at Suite 515, 475 Howe Street, Vancouver, British Columbia, CANADA V6C 2B3 OR send by fax to 604-684-5854.

Name: ______________________________

Address: ______________________________

City: ______________________________

Province/State: ______________ **Postal/Zip Code:** ______________

Telephone: ______________ **Facsimile:** ______________

E-Mail: ______________

Number of Shares Beneficially Owned: ______________________________

The undersigned hereby certifies that he/she is the owner of securities of African Metals Corporation, and requests that he/she be placed on the Corporation's supplemental Mailing List to receive its interim financial statements.

DATED: ______________________________, **2001.**

Please return this document along with your proxy in the enclosed envelope. **As the list will be updated each year, a return card will be required annually in order to remain on the list.**